SIMMONS FIRST NATIONAL CORPORATION

501 Main Street

Pine Bluff, Arkansas 71601

Via EDGAR

September 13, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: David Lin

Re:	Simmons First National Corporation
Amendment No. 1 to Registration Statement on Form S-4 Filed September 13, 2019
File No. 333-233559

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Simmons First National Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on September 17, 2019, or as soon as practicable thereafter.

Please contact Michael P. Reed of Covington & Burling LLP at (202) 662-5988 with any questions you may have regarding this request. In addition, please notify Mr. Reed by telephone when this request for acceleration has been granted.

[Signature page to follow]

Respectfully,

Simmons First National Corporation

By:	/s/ George A. Makris, Jr.
Name: George A. Makris, Jr.
Title: Chief Executive Officer and Chairman of the Board of Directors

cc: Patrick A. Burrow, Simmons First National Corporation

      Kevin D. Gibbens, The Landrum Company

      Frank M. Conner III, Covington & Burling LLP

      Michael P. Reed, Covington & Burling LLP

      Kenneth H. Suelthaus, Polsinelli PC

      Larry K. Harris, Polsinelli PC